ARC EXCESS & SURPLUS LLC
ATTN: Michael Cavallaro
113 SOUTH SERVICE ROAD
JERICHO, NY 11753

INSURED: REALTY CAPITAL INCOME FUNDS TRUST

PRODUCT: ***DFIBond***

POLICY NO: 82364062

TRANSACTION: ENDT

PREMIUM BILL

Insured: REALTY CAPITAL INCOME FUNDS TRUST

Date: September 21, 2016

Producer: ARC EXCESS & SURPLUS LLC

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
May 23, 2015	82364062	ICAP Bond Ext		$ 127.00
To				
October 31, 2016		Ext to 10/31/16		
Commission				
			TOTAL	$ 127.00

PREMIUM BILL

Insured: REALTY CAPITAL INCOME FUNDS TRUST

Date: September 21, 2016

Producer: ARC EXCESS & SURPLUS LLC

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
May 23, 2015	82364062	ICAP Bond Ext		$ 127.00
To				
October 31, 2016		Ext to10/31/16		
Commission				
			TOTAL	$ 127.00

FEDERAL INSURANCE COMPANY

Endorsement No.: 18

Bond Number: 82364062

NAME OF ASSURED: REALTY CAPITAL INCOME FUNDS TRUST

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	May 23, 2015
		to	12:01 a.m. on	October 31, 2016

This Endorsement applies to loss discovered after 12:01 a.m. on September 30, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 21, 2016

By ______________________
Authorized Representative

ICAP Bond
Form 17-02-5032 (Ed. 11-02)

FEDERAL INSURANCE COMPANY

Endorsement No: 19

Bond Number: 82364062

NAME OF ASSURED: REALTY CAPITAL INCOME FUNDS TRUST

PREMIUM ENDORSEMENT

It is agreed that:

1. The premium for this Bond for the period May 23, 2015 to October 31, 2016 is:

   Premium: One Hundred Twenty Seven Dollars and 00/100 ($127.00)

2. It is further agreed that this premium is subject to change during this period if amendments are made to this Bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on September 30, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 21, 2016

By ______________________
Authorized Representative

ICAP Bond
Form 17-02-0735 (Rev. 1-97)

UNANIMOUS WRITTEN CONSENT

IN LIEU OF A SPECIAL MEETING OF THE BOARD OF TRUSTEES

OF REALTY CAPITAL INCOME FUNDS TRUST

The undersigned, being the Trustees of Realty Capital Income Funds Trust (the “Trust”), pursuant to the provisions of Section 5.12.6 of the Trust’s Declaration of Trust, hereby waive all notice of time, place or purpose of a meeting, and consent to the adoption of the following resolutions in lieu of holding a special meeting of the Board of Trustees (the “Board”), and direct that this consent be filed within the minutes of the proceedings of the Board:

Approval of Extension of Fidelity Bond

WHEREAS, the Board, including the Trustees who are not “interested persons” of the Trust (the “Independent Trustees”), as the term “interested persons” is defined in the Investment Company Act of 1940, as amended (the “1940 Act”), has previously considered the form and amount of a fidelity bond for the policy period ending September 30, 2016 (the “Bond”), with due consideration given to all relevant factors, including, but not limited to, the value of the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Trust; and

WHEREAS, the Bond continues to meet the minimum statutory requirements prescribed by Section 17(g) of the 1940 Act, and Rule 17g-1(a) thereunder, with respect to the amount of the Bond in reference to the value of the aggregate assets of the Trust; and

WHEREAS, the Board desires to extend the current Bond for a limited term not to exceed beyond October 31, 2016 (the “Endorsement”) and finds that the Bond, inclusive of the Endorsement, continues to be appropriate in terms of form, amount, coverage and additional premium.

NOW, THEREFORE, BE IT RESOLVED, the Board, including a majority of the Independent Trustees, hereby adopts and approves in all respects the Endorsement, with such modifications as any authorized officer shall, with the advice of counsel, approve, such approval to be conclusively evidenced by the execution and delivery thereof; and it is

FURTHER RESOLVED, that the authorized officers be, and each of them hereby is, authorized and empowered to execute and deliver, in the name of the Trust and on its behalf, the Endorsement; and it is

FURTHER RESOLVED, that the officers of the Trust be, and hereby are, designated as the parties responsible for making the necessary filings and giving the notices with respect to the Endorsement required by paragraph (g) of Rule 17g-1 under the 1940 Act.

Ratification of Fund Name Change

WHEREAS, as of May 27, 2014, Schedule A and Schedule B to the Trust’s Declaration of Trust was amended to add new series of the Trust, including the series of the Trust then named the AR Capital International Real Estate Income Fund; and
WHEREAS, on July 2, 2014, the AR Capital International Real Estate Income Fund was renamed the AR Capital Global Real Estate Income Fund; and
WHEREAS, the Board desires to ratify the change in name of the AR Capital Global Real Estate Income Fund, and to authorize the amendment of Schedule A and Schedule B to the Trust’s Declaration of Trust to set forth the series and classes of the Trust as of July 2, 2014.

NOW, THEREFORE, BE IT RESOLVED, the Board hereby ratifies in all materials respects the change in name of the AR Capital Global Real Estate Income Fund; and it is

FURTHER RESOLVED, that the authorized officers of the Trust be, and each of them hereby is, authorized and empowered to amend Schedule A and Schedule B to the Trust’s Declaration of Trust to set forth the series and classes of the Trust as of July 2, 2014.

* * *

IN WITNESS HEREOF, the undersigned, being the Trustees of the Trust, have executed this written consent on this 23rd day of September, 2016.

/s/Edward M Weil, Jr.                                             /s/Dr. Robert J. Froehlich

Edward M Weil, Jr.                                                 Dr. Robert J. Froehlich

Trustee                                                                   Trustee

/s/Leslie D. Michelson

Leslie D. Michelson

Trustee